EXHIBIT 12.1

PLAYTEX PRODUCTS, INC.
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Twelve Months Ended
	December 27, 2003	December 28, 2002(1)	December 29, 2001(1)	December 30, 2000	December 25, 1999
Earnings before cumulative effect of change in accounting principle	$18,232	$61,327	$11,545	$35,544	$44,071
Income taxes	10,589	12,102	12,317	27,509	32,197

Earnings before income taxes and cumulative effect of change in accounting principle	28,821	73,429	23,862	65,053	76,268
Fixed charges:
Interest	55,038	59,543	75,861	84,884	78,961
One-third of rental	4,604	4,353	4,137	3,599	3,171

Total fixed charges	59,642	63,896	79,998	88,483	82,132

Earnings before fixed charges, income taxes and cumulative effect of change in accounting principle	$88,463	$137,325	$103,860	$151,536	$158,400

Ratio of earnings to fixed charges	1.48X	2.15X	1.30X	1.71X	1.93X

Coverage of earnings to fixed charges	$28,821	$73,429	$23,862	$63,053	$76,268

(1)
We recorded an extraordinary loss in 2002 of $3.7 million, net of income tax benefit of $2.2 million, and we recorded an extraordinary loss in 2001 of $19.3 million, net of income tax benefit of $12.8 million, associated with the write-off of unamortized deferred financing costs relating to our debt retirement. In accordance with SFAS No. 145, we have reclassified a $5.9 million pretax loss for 2002 and a $32.2 million pretax loss for 2001 from an extraordinary loss to earnings from continuing operations. In addition, we reduced income tax expense in 2002 and 2001 by $2.2 million and $12.8 million, respectively, to reclassify the tax benefits of these transactions in accordance with the new accounting principle. The computation of the ratio of earnings to fixed charges were restated to conform to the reclassifications as noted.